February 4, 2010

Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ruby Tuesday, Inc.
File No. 001-12454
Form 10-K:  For the fiscal year ended June 2, 2009
Form 10-Q:  For the quarterly period ended December 1, 2009
Definitive Proxy Statement on Schedule 14A filed August 19, 2009

Dear Mr. Shenk:

Ruby Tuesday, Inc. (the “Company” or “we”) received the Staff’s comment letter dated January 22, 2010 with respect to the above-referenced filings.  Our responses to the Staff’s comments are set forth below.  For ease of reference, our responses set forth below the full text of the correlative Staff comment.

Form 10-Q:  For the quarterly period ended December 1, 2009

Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
Note L – Commitments and Contingencies
Litigation, page 19

1.           Please refer to your responses to our prior comment numbers 5 and 6.  We note that as of December 1, 2009, you had only accrued $500,000 related to the civil action Dan Maddy v. Ruby Tuesday (“Dan Maddy”), as you expect the punitive damages that were awarded to the plaintiff to (i) be overturned or (ii) be reduced to an amount that would not warrant recovery under your insurance policies.  While we acknowledge that your belief is based upon your interpretations of both Tennessee state law and established legal precedent of the U. S. Supreme Court, it appears that there still may be significant uncertainty regarding your ability to successfully overturn the judgment.  FASB ASC 450-20-50-1 indicates that the disclosure of an amount accrued for a loss contingency may be necessary in some circumstances for financial statements not to be misleading.  Given that the currently awarded judgment related to the Dan Maddy civil action significantly exceeds your accrual related to the matter, we believe that disclosure of the amount accrued may be necessary for readers of your financial statements to assess your additional exposure to loss.  Please revise your disclosure accordingly.

In response to the Staff’s comment, we propose the following revision to the second paragraph of our comments under the caption “Litigation” contained within footnote L “Commitments and Contingencies” of the “Notes to Condensed Consolidated Financial Statements” section of our Form 10-Q for the quarter ended December 1, 2009 and will provide similar disclosure in our future filings.

Securities and Exchange Commission
February 4, 2010

On August 28, 2009, a jury in the civil action Dan Maddy v. Ruby Tuesday, Inc., in the Rutherford County, Tennessee Circuit Court, Case No. 53641, rendered a verdict in favor of the plaintiff awarding damages in the amount of $10,035,000.  The plaintiff in this matter alleged claims relating to injury caused by an intoxicated person who was served alcoholic beverages at one of our restaurants.  The judgment is not yet final and is subject to post-trial motions and appeal.  We believe that any judgment entered will be for an amount less than the verdict.  We maintain insurance to cover these types of claims under our primary insurance carrier for amounts up to $1,000,000, subject to a self-insured retention of $500,000, and under a secondary insurance carrier for amounts in excess of $1,000,000 up to an amount in excess of the amount of the verdict.  Our secondary insurance carrier has asserted a reservation of rights, claiming that it did not receive timely notice of this matter from our third party claims administrator in accordance with the terms of the policy.  Our service agreement with our third party claims administrator provides that it will indemnify us against any liabilities, loss or damage that we may suffer as a result of any claim, cost or judgment against us arising out of the third party claims administrator’s negligence or willful misconduct.  Based on the information currently available, and acknowledging the uncertainty of litigation, our December 1, 2009 Condensed Consolidated Balance Sheet reflects an accrual of $500,000, which includes, among other costs, an estimate of the amount of any expected recovery by the plaintiff.  Such amount is included within the Accrued liabilities caption in our Condensed Consolidated Balance Sheet.  We intend to appeal the judgment once finalized in the event we are not successful in invalidating the judgment through our post-trial motions, and we believe that we have valid coverage under our insurance policies for any amounts in excess of our self-insured retention.  There can be no assurance, however, that we will be successful in our post-trial motions or appeal of the judgment or, in the event we are not successful, that we will prevail in any dispute with our insurance carrier regarding the validity of our coverage.  Thus, while management believes that this matter will not have a material adverse effect on our operations, financial position or cash flows, there can be no assurance that this matter will not have such a material adverse effect.

2.           Please refer to your disclosure in Note L. Based upon your disclosure it appears that it is at least reasonably possible that the loss incurred with regard to the Dan Maddy civil action will exceed the amount you have accrued related to the matter.  Your disclosure also suggests that you plan to rely upon your insurance policies to cover any additional loss that may be incurred, if you are unable to overturn or reduced the assessed judgment to an amount that is below your self-insured retention.  As noted in our prior comment number 5, it appears that your secondary insurance carrier has claimed it did not receive timely notice of the Dan Maddy matter and has asserted a reservation of rights.  In this regard, please confirm that should you determine it probable that your planned post-trial motion(s) and appeal(s) will be unsuccessful, appropriate consideration will be given to the accounting guidance and disclosure requirements outlined in footnote 58 to Question 2 of SAB Topic 5.Y prior to recognizing an asset for any expected insurance recoveries from your secondary insurance carrier.

As part of our quarter end close processes, we reevaluate the facts and circumstances of the Dan Maddy civil action to ensure that we have given consideration as to whether recent developments might impact our prior evaluation of the case for accounting and disclosure purposes.  In response to the Staff’s comment, we confirm that should we deem it probable that our planned post-trial motion(s) and appeal(s) will be unsuccessful, appropriate consideration will be given to the accounting guidance and disclosure requirements outlined in footnote 58 to Question 2 of SAB Topic 5.Y prior to recognizing an asset for any expected insurance recoveries from our secondary insurance carrier.

Securities and Exchange Commission
February 4, 2010

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Liquidity and Capital Resources
Operating Activities, page 29

3.           We have reviewed your response to our prior comment number 7.  However, we do not believe that your proposed disclosure fully addresses our prior comment.  While we acknowledge that your proposed disclosure places less emphasis on the reconciling items referenced in our prior comment, you continue to provide only a limited analysis of your company’s operating cash flows, in terms of cash receipts and cash disbursements.  Please expand your disclosure, accordingly.  Provide your proposed expanded disclosure as part of your response.

In response to the Staff’s comment, we propose the following revision to the first paragraph of our comments under the caption “Operating Activities” of the MD&A section of our Form 10-Q for the quarter ended December 1, 2009 and will provide similar disclosure in our future filings.

Our cash provided by operations is generally derived from cash receipts generated by our restaurant customers and franchisees.  Substantially all of the $571.2 million of restaurant sales and operating revenue disclosed in our Condensed Consolidated Statement of Operations was received in cash either at the point of sale or within two to four days (when our guests paid with debit or credit cards).  Our primary uses of cash for operating activities are food and beverage purchases, payroll and benefit costs, restaurant operating costs, general and administrative expenses, and marketing, a significant portion of which are incurred and paid in the same period.

Cash provided by operating activities for the first 26 weeks of fiscal 2010 increased $18.3 million (46.0%) from the same period of the prior year to $58.2 million.  The increase is due to an increase in net income, after non-cash adjustments.  The increase in net income of $43.7 million for the first 26 weeks of fiscal 2010 as compared to the same period of the prior year was primarily attributable to the after-tax impact of a substantial decline in non-cash impairment charges and lower depreciation in the current period compared with that of the prior year.  Excluding these items, as well as the other non-cash items which impact net income, the increase in net income was $16.6 million.  These and other factors leading to our net income increase are discussed in the “Results of Operations” section of our MD&A.  Cash collected for income taxes was $9.8 million higher in fiscal 2010 as opposed to fiscal 2009 due to a tax accounting method change, as permitted by the Internal Revenue Service, relating to the expensing of certain repairs.  Offsetting these increases were various uses of cash including (a) payments associated with closed store leases ($2.7 million) due to increased payments for lease settlements in fiscal 2010, (b) additional outlays for inventory ($2.6 million), due to a shift in menu mix resulting from the introduction of higher food cost items to our menu such as lobster entrees, and (c) increased pension payments in fiscal 2010 ($1.9 million) due to an executive retirement.

Securities and Exchange Commission
February 4, 2010

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

4.           We note your response to our prior comment 8; however, please confirm to us that to the extent you believe that disclosure of targets is not required because you become aware of competitive harm that was not contemplated in your responses to our prior comments, or that the targets change in subsequent years, you will only omit targets to the extent that such targets could be excluded under Instruction 4 of Item 402(b) of Regulation S-K, and you will discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels.

We confirm that to the extent we believe that disclosure of targets is not required because we become aware of competitive harm that was not contemplated in our responses to your prior comments, or that the targets change in subsequent years, we will only omit targets to the extent that such targets could be excluded under Instruction 4 of Item 402(b) of Regulation S-K, and we will discuss how difficult it would be for the named executive officers or how likely it will be for us to achieve the undisclosed target levels.

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Please do not hesitate to contact me at (865) 379-5700 with any questions or comments.

Sincerely,

/s/ Marguerite N. Duffy
Marguerite N. Duffy
Senior Vice President, Chief Financial Officer
and Principal Accounting Officer

cc:           Scarlett May, Vice President, General Counsel and Secretary